VIA E-MAIL

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Atlantic Acquisition II, Inc.

Registration Statement on Form S-1

Filed November 9, 2017

File No. 333-221490

Dear Ms. Nguyen:

General

1.	Please suplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

None other than this prospectus once effective.

Cover Page

2.	Update the front cover page of your Form S-1 to conform to the most current version of the form, which includes a check mark box related to the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.

Updated.

Summary Information and Risk Factors, page 6

Prospectus Summary, page 6

3.	We note you disclose on page 6 that your fiscal year ends on July 31. However, page 7 of the Registration Statement and Section 1 of your by-laws filed as Exhibit 1.1 states that your fiscal year end is March 31. Please clarify this apparent discrepancy.

Corrected to properly reflect July 31.

Loan Lauren P. Nguyen, Legal Branch Chief

The Company, page 6

4.	Please update your disclosure throughout the prospectus describing how you may lose emerging growth company status. In this regard, we note that the gross revenue threshold is $1,070,000,000 and the non-convertible debt limit is $1,000,000,000. Refer to the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933.

Loss of emerging growth status disclosure added.

Rule 419 Limitations May Limit Business Combinations, page 9

5.	We note the disclosure that net offering proceeds may be no higher than $18,000. However, this disclosure appears to be inconsistent with your disclosure in your Use of Proceeds section on page 16. Please clarify.

Revised to reflect maximum offering proceeds of $36,000.

Plan of Distribution, page 17

6.	Please revise your disclosure to clarify that the shares held by all of the selling shareholders, and not only your officers, will be placed into the escrow account or advise. In this regard, you state that the shares from Messrs. Bubeck and Doro and Ms. Laughlin will be placed in escrow. Please also reconcile your disclosure with regards to your promoters here and throughout with your disclosure on page 32.

Revised to disclose all 5 shareholders.

Market Price of and Dividends on the Issuer’s Common Stock, page 22

7.	Please revise to provide the context for Item 2 “under the Securities Act” and Item 3 “dilution to the current shareholder” referenced on page 23.

Dropped language reinserted:

2. There are currently 20,000,000 shares of our common stock held by our officers and director that are not eligible to be sold pursuant to Rule 144 under the Securities Act;

3. Other than the stock registered under this Registration Statement, there is no stock that has been proposed to be publicly offered resulting in dilution to the current shareholder.

Loan Lauren P. Nguyen, Legal Branch Chief

Holders, page 23

8.	Please revise, if true, that the Company has 20,000,000 shares outstanding instead of 20,000,000,000.

Revised to 20,000,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 24

9.	Please revise to discuss your liquidity and capital resources. Refer to Item 303 of Regulation S-K. In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Liquidity and Capital Resources expanded.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10.	Please expand the background information for Margaret McLaughlin to provide her business experience for the past five years. Refer to Item 401(e) of Regulation S-K.

Additional detail added to clarify the last 5 years business experience.

Exhibit 99.a

11.	Please file an executed copy of the escrow agreement.

Executed copy filed.

Sincerely,

__________________________________

Robert Bubeck, President and Principal

Executive Officer

Atlantic Acquisition II, Inc.

cc:          Diane Fritz, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Anuja A. Majmudar, Attorney-Advisor